UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

CHINA CORD BLOOD CORPORATION

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
(212) 750-8300

with a copy to:

John E.  Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No G21107100

1	Name of Reporting Persons KKR China Healthcare Investment Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No G21107100

1	Name of Reporting Persons KKR China Growth Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No G21107100

1	Name of Reporting Persons KKR Associates China Growth L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No G21107100

1	Name of Reporting Persons KKR China Growth Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No G21107100

1	Name of Reporting Persons KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No G21107100

1	Name of Reporting Persons KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No G21107100

1	Name of Reporting Persons KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No G21107100

1	Name of Reporting Persons KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No G21107100

1	Name of Reporting Persons KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No G21107100

1	Name of Reporting Persons KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,903,454

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No G21107100

1	Name of Reporting Persons Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,903,454

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,903,454

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No G21107100

1	Name of Reporting Persons George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,903,454

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,903,454

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No G21107100

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Cord Blood Corporation, a company with limited liability registered in Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by KKR China Healthcare Investment Limited, a Cayman Islands limited company (“KKR Investor”), KKR China Growth Fund L.P., a Cayman Islands limited partnership (“China Growth Fund”), KKR Associates China Growth L.P., a Cayman Islands limited partnership (“Associates China”), KKR China Growth Limited, a Cayman Islands limited company (“China Fund”), KKR Fund Holdings L.P., a Cayman Islands limited partnership (“Fund Holdings”), KKR Fund Holdings GP Limited, a Cayman Islands limited company (“Fund Holdings GP”), KKR Group Holdings L.P., a Cayman Islands limited partnership (“Group Holdings”), KKR Group Limited, a Cayman Islands limited company (“KKR Group”), KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”), KKR Management LLC, a Delaware limited liability company (“KKR Management”), Mr. Henry R. Kravis and Mr. George R. Roberts, collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

China Growth Fund is the controlling member of KKR Investor. Associates China is the sole general partner of China Growth Fund. China Fund is the sole general partner of Associates China. Fund Holdings is the sole shareholder of China Fund. Fund Holdings GP is the general partner of Fund Holdings. Group Holdings is the sole shareholder of Fund Holdings GP and a general partner of Fund Holdings. KKR Group is the general partner of Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co. The designated members of KKR Management are Messrs. Kravis and Roberts.

KKR Investor was formed solely for the purpose of investing in the Issuer.

China Growth Fund is principally engaged in the business of investing in other companies.

Each of Associates China and China Fund is principally engaged in the business of managing China Growth Fund.

Each of Fund Holdings, Fund Holdings GP, Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

Mr. William J. Janetschek is KKR Investor’s sole director. Each of Messrs. Kravis, Roberts and each of Mr. Janetschek and Mr. David J. Sorkin is a director of Fund Holdings GP and KKR Group, and an officer of KKR Management. Each of Messrs. Janetschek and Sorkin is also an officer of Fund Holdings GP and KKR Group. Messrs. Kravis and Roberts are the designated members of KKR Management. Messrs. Kravis and Roberts are also directors of China Fund.

Each of Messrs. Kravis, Roberts, Janetschek and Sorkin is a United States citizen. The present principal occupation or employment of each of Messrs. Kravis, Roberts, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

The address of the principal business office of KKR Investor, China Growth Fund, China Fund and Associates China is:

CUSIP No G21107100

c/o Maple Corporate Services Limited

PO Box 309, Ugland House, Grand Cayman

KY1-1104, Cayman Islands

The address of the principal business office of Fund Holdings, Fund Holdings GP, Group Holdings, KKR Group, KKR & Co., KKR Management, and Messrs. Kravis and Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described herein, pursuant to a convertible note purchase agreement (the “Purchase Agreement”), dated as of April 12, 2012 (the “Execution Date”), by and between the Issuer and KKR Investor, KKR Investor purchased 7% senior unsecured convertible notes in the aggregate principal amount of US$65 million (the “Notes”), which are immediately convertible into Ordinary Shares (collectively, the “Investment”).  The closing occurred on April 27, 2012.

The aggregate amount of funds used to purchase the Notes was US$65 million. These funds were provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions made by their partners.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Notes for investment purposes and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Ordinary Shares (including relating to the conversion price of the Notes), conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, and subject to the terms of the Purchase Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares, dispose of some or all of their Ordinary Shares or continue to hold Ordinary Shares (or any combination or derivative thereof).

In addition, without limitation, and subject to the terms of the Purchase Agreement, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions through their representatives on the board of directors or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

CUSIP No G21107100

Pursuant to the Purchase Agreement, the Issuer has agreed to cause Mr. Julian J. Wolhardt (or another designee of KKR Investor) to be appointed to fill one directorship on the board of the Issuer and the committees thereof. The appointment of such director is subject to legal and governance requirements regarding service as a director of the Issuer. The provisions relating to the appointment of a nominee director continue for so long as KKR Investor’s “Investment Value” (which means the aggregate of, (i) in relation to the Notes, the outstanding principal amount of the Notes held by KKR Investor at such time and (ii) in relation to the Ordinary Shares issued upon conversion of the Notes and held by KKR Investor, the product of such shares multiplied by the conversion price at which such shares were issued) is equal to or greater than US$20,000,000. At closing of the Investment, Mr. Wolhardt was appointed to the Issuer’s board of directors effective April 27, 2012. As a director of the Issuer, Mr. Wolhardt may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The description of the Purchase Agreement applicable to KKR Investor’s board nominee does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 2, which is incorporated herein by reference.

Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2, above, with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 2 of this Schedule 13D is hereby incorporated by reference in this Item 5.

(a) and (b). The following disclosure assumes that there are 73,140,147 Ordinary Shares outstanding as of March 31, 2012, as set forth in the Purchase Agreement.

KKR Investor, as of April 27, 2012, may be deemed to beneficially own 22,903,454 Ordinary Shares that it has the right to acquire through the conversion of its principal amount of US$65,000,000 in Notes at US$2.838, which would, as of April 27, 2012, represent approximately 23.8% of the outstanding Ordinary Shares upon such conversion. By virtue of relationships reported in Item 2, each of the Reporting Persons, other than Messrs. Henry R. Kravis and George R. Roberts, may be deemed to have sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, the 22,903,454 Ordinary Shares beneficially owned by KKR Investor (which are subject to issuance upon conversion of the Notes), which, based on calculations made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), constitutes approximately 23.8% of the outstanding Ordinary Shares.  By virtue of relationships reported in Item 2, Messrs. Kravis and Roberts may be deemed to share the power to vote or to direct the voting of, and to dispose or to direct the disposition of, such Ordinary Shares.

As a result of the foregoing, each of China Growth Fund (as the sole member of KKR Investor), Associates China (as the sole general partner of China Growth Fund), China Fund (as the sole general partner of Associates China), Fund Holdings (as the sole shareholder of China Fund), and Fund Holdings GP (as the general partner of Fund Holdings) may be deemed to beneficially own the securities that may be deemed to be beneficially owned by KKR Investor. Each of Group Holdings (as the sole shareholder of Fund Holdings GP and a general partner of Fund Holdings), KKR Group (as the general partner of Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), and KKR Management (as the general partner of KKR & Co.) may be deemed to beneficially own the securities that may be deemed to be beneficially owned by KKR Investor.

CUSIP No G21107100

In addition, Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management) may be deemed to beneficially own the securities held by KKR Investor.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than KKR Investor) that it is the beneficial owner of any Ordinary Shares issuable upon conversion of the Notes for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as described herein, no other person named in response to Item 2 may be deemed to beneficially own any Ordinary Shares.

(c) Except as described herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons or any other person named in response to Item 2, above, has engaged in any transactions in the Ordinary Shares in the past 60 days.

(d) Except as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference.

Purchase Agreement.  On April 12, 2012, the Issuer entered into the Purchase Agreement with KKR Investor, which provided for the purchase by KKR Investor of the Notes, which are immediately convertible into Ordinary Shares.  The closing occurred on April 27, 2012.

Pursuant to the Purchase Agreement, at closing, the Issuer will cause Mr. Wolhardt (or another designee of KKR Investor) to be appointed to fill one directorship reserved for a nominee director of the board of the Issuer and the committees thereof.  The appointment of such director is subject to legal and governance requirements regarding service as a director of the Issuer.   The provisions relating to the appointment of a nominee director will continue for so long as KKR Investor’s Investment Value is equal to or greater than US$20,000,000.  At closing of the Investment, Mr. Wolhardt was appointed to the Issuer’s board of directors, effective April 27, 2012. As a director of the Issuer, Mr. Wolhardt may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in paragraphs (a) through (j) of Schedule 13D. The description of the Purchase Agreement applicable to KKR Investor’s board nominee does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 2, which is incorporated herein by reference.

For so long as KKR Investor’s Investment Value is equal to or greater than US$20,000,000, KKR Investor has the right, subject to certain exceptions, to purchase its pro rata share (on an as-converted basis) of any securities issued by the Issuer for a per unit consideration equal to the per unit consideration to be paid by the proposed recipient of the securities and otherwise on the same terms and conditions as are offered to such proposed recipient.

CUSIP No G21107100

For so long as KKR Investor’s Investment Value is equal to or greater than US$20,000,000, the Issuer is prohibited from issuing or selling any Ordinary Shares or other equity securities at the price that is less than the conversion price of the Notes. For so long as KKR Investor’s Investment Value is equal to or greater than US$20,000,000, the Issuer is prohibited from, without the affirmative consent of KKR Investor, undertaking certain activities, including acquiring or disposing of assets other than in the ordinary course of business, entering into any joint venture or partnership with, or otherwise acquiring any interest in the equity securities of, any person other than a wholly-owned subsidiary, or changing the size or composition of the board of directors of the Issuer or any subsidiary, among others.

The Purchase Agreement also includes customary representations and warranties, and customary provisions relating to opinions of counsel, indemnification and other provisions.

Terms of the Notes.  The Notes bear interest at a rate of 7% per annum and mature on April 27, 2017 (the “Maturity Date”).  KKR Investor is entitled to convert the principal of the Notes (or any portion thereof in integral multiples of US$1,000,000) at any time up to the Maturity Date.  Unless previously redeemed or converted, the Notes will be redeemed on the Maturity Date for an amount that, together with all interest that has been received, will give an internal rate of return to KKR Investor of 12% on the principal amount of the Notes.

The Notes are convertible into Ordinary Shares at an initial conversion price of US$2.838 per share.  The conversion price is subject to customary anti-dilution adjustments, including adjustments for any stock split or combination, share dividend or distribution, consolidation or merger, and reorganization or recapitalization.

At any time after the earlier of (x) KKR Investor’s receipt of an event of default notice and (y) KKR Investor becoming aware of an event of default under the Notes, it may require the Issuer to redeem all or any portion of the principal amount of the Notes at a price which, inclusive of interest, would yield a total internal rate of return of 22.5% to KKR Investor on such principal amount to the date of payment.

Registration Rights Agreement.  In connection with the Purchase Agreement, KKR Investor entered into a registration rights agreement (the “Registration Rights Agreement”) on April 27, 2012.  The Registration Rights Agreement provides for registration under the Securities Act of 1933, under various circumstances, of the Ordinary Shares issued upon conversion of the Notes or otherwise acquired by KKR Investor.  The Issuer agreed to provide shelf, underwritten offering and piggy-back registration rights with respect to such Ordinary Shares, as well as demand registration rights with respect to Ordinary Shares that KKR Investor and its affiliates may purchase.

Lock-up agreements.  KKR Investor entered into separate lock-up agreements on April 12, 2012 with the following:

•      Golden Meditech Stem Cell (BVI) Company Limited (“Golden Meditech”), a company incorporated and existing under the laws of the British Virgin Islands, and Golden Meditech Holdings Limited (“GMHL”), an exempted company with limited liability incorporated in the Cayman Islands and the parent company of Golden Meditech;

•      Ting Zheng, the Chief Executive Officer of the Issuer;

•      Albert Chen, the Chief Financial Officer of the Issuer;

•      Yue Deng, the Chief Executive Officer — Beijing Division of the Issuer; and

•      Xin Xu, the Chief Technology Officer of the Issuer.

CUSIP No G21107100

Pursuant to these agreements, and subject to certain exceptions, until the earlier of (i) the Maturity Date, (ii) the date on which KKR Investor’s Investment Value is less than US$20,000,000 and (iii) in the case of Messrs. Ting Zheng, Albert Chen, Yue Deng and Xin Xu, nine months after the date of termination of employment with the Issuer, neither Golden Meditech nor Messrs. Ting Zheng, Albert Chen, Yue Deng and Xin Xu may, without KKR Investor’s prior written consent, (a) sell or otherwise transfer, or pledge or otherwise dispose of any equity securities in the Issuer that they own as of the date of their respective lock-up agreements or any right, title or interest attaching to the equity securities, (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of the equity securities in the Issuer that they own as of the date of their respective lock-up agreements or (c) engage in any hedging or other transaction that is designed, or which reasonably could be expected, to lead to or result in a sale or disposition of any equity securities in the Issuer that they own as of the date of their respective lock-up agreements).  In addition, GMHL may not directly or indirectly transfer any equity securities of Golden Meditech that it holds as of the date of its lock-up agreement.

If KKR Investor sells, transfers, assigns, disposes (including dispositions for no value), pledges or charges any Notes or the Ordinary Shares issued upon conversion of the Notes in connection with a bona fide margin agreement or other loan or financing arrangement, the foregoing transfer restrictions will cease to apply at the time of such sale, transfer, assignment, disposition, pledge or charge to (i) 50% of the equity securities in the Issuer held by Golden Meditech, and Messrs. Ting Zheng, Albert Chen, Yue Deng and Xin Xu, as of the date of such sale, transfer, assignment, disposition, pledges or charge, and (ii) 50% of the equity securities held by GMHL in Golden Meditech as of the date of such sale, transfer, assignment, disposition, pledges or charge, provided that GMHL continues to maintain direct control over Golden Meditech at all times.

Director Indemnification Agreement.  In connection with the Purchase Agreement, the Issuer entered into a director indemnification agreement (the “Director Indemnification Agreement”) on April 27, 2012 with Mr. Wolhardt, pursuant to which, subject to applicable law and to certain other exceptions, Mr. Wolhardt will be entitled to be indemnified by the Issuer against (a) all demands, claims, costs, charges, fees, losses, damages, judgment, fines, obligations, expenses and liabilities of any kind or whatsoever nature which may at any time be made against or incurred by him directly or indirectly by reason of or in consequence of any claim arising from the execution and discharge of his duties as a director of the Issuer, or in connection thereto; and (b) any costs, charges, liability and expenses (including but not limited to reasonable investigative, legal and other expenses, and any amounts paid in settlement) incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as a director of the Issuer.  This indemnity will cease to be valid and enforceable in respect of acts or omissions of Mr. Wolhardt from the date of termination, resignation or cessation in any manner whatsoever of Mr. Wolhardt as a director.

Indemnification Priority and Information Sharing Agreement.  Pursuant to an agreement dated April 27, 2012 among the Issuer, KKR Investor and KKR & Co., the Issuer has (a) agreed that the obligations of the Issuer under the Director Indemnification Agreement and the indemnification provisions of the Purchase Agreement are the primary source of indemnification and advancement of expenses of Mr. Wolhardt in connection therewith, and that any obligation on the part of KKR & Co. to indemnify or advance expenses to Mr. Wolhardt  are secondary to the Issuer’s obligation and will be reduced by any amount that Mr. Wolhardt may collect as indemnification or advancement from the Issuer and (b) consented to Mr. Wolhardt sharing any information that he receives from the Issuer and its subsidiaries in his capacity as director of the Issuer with the officers, directors, members, employees and representatives of KKR & Co. and its affiliates (other than other portfolio companies) and to the internal use by KKR & Co. and such affiliates of any information received from the Issuer, subject to KKR & Co. maintaining adequate procedures to prevent such information from being used in connection with the purchase or sale of securities of the Issuer in violation of applicable law.

This Item 6 (and other Items of this Schedule 13D) does not provide complete descriptions of the Purchase Agreement, the terms of the Notes, the Registration Rights Agreement, the Lock-up agreements with Golden Meditech and GMHL, Ting Zheng, Albert Chen, Yue Deng and Xin Xu, the Director Indemnification Agreement and the Indemnification Priority and Information Sharing Agreement. Such descriptions are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.

CUSIP No G21107100

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  None of the Ordinary Shares beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such Ordinary Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons

Exhibit 2	Convertible Note Purchase Agreement

Exhibit 3	Registration Rights Agreement

Exhibit 4	Director Indemnification Agreement

Exhibit 5	Indemnification Priority and Information Sharing Agreement

Exhibit 6	Lock-up with Golden Meditech Stem Cell (BVI) Company Limited and Golden Meditech Holdings Limited

Exhibit 7	Lock-up with Ting Zheng

Exhibit 8	Lock-up with Albert Chen

Exhibit 9	Lock-up with Yue Deng

Exhibit 10	Lock-up with Xin Xu

Exhibit 11	Power of Attorney, dated as of July 31, 2005, granted by Henry R. Kravis

Exhibit 12	Power of Attorney, dated as of July 31, 2005, granted by George R. Roberts

Exhibit 13	Power of Attorney, dated as of January 25, 2011, granted by William J. Janetschek

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 1, 2012

KKR CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

KKR CHINA GROWTH FUND L.P.

By:	KKR Associates China Growth L.P.,
its General Partner

By:	KKR China Growth Limited,
its General Partner

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

KKR ASSOCIATES CHINA GROWTH L.P.

By:	KKR China Growth Limited,
its General Partner

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

KKR CHINA GROWTH LIMITED

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

Signature page

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited,
its General Partner

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

KKR FUND HOLDINGS L.P.
By:	KKR Fund Holdings GP Limited,
its General Partner

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited,
its General Partner

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Director

Signature page

KKR & CO. L.P.

By:	KKR Management LLC,
its General Partner

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for Henry R. Kravis

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Richard J. Kreider, Attorney-in-fact for George R. Roberts

Signature page

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Convertible Note Purchase Agreement

Exhibit 3	Registration Rights Agreement

Exhibit 4	Director Indemnification Agreement

Exhibit 5	Indemnification Priority and Information Sharing Agreement

Exhibit 6	Lock-up with Golden Meditech Stem Cell (BVI) Company Limited and Golden Meditech Holdings Limited

Exhibit 7	Lock-up with Ting Zheng

Exhibit 8	Lock-up with Albert Chen

Exhibit 9	Lock-up with Yue Deng

Exhibit 10	Lock-up with Xin Xu

Exhibit 11	Power of Attorney, dated as of July 31, 2005, granted by Henry R. Kravis

Exhibit 12	Power of Attorney, dated as of July 31, 2005, granted by George R. Roberts

Exhibit 13	Power of Attorney, dated as of January 25, 2011, granted by William J. Janetschek